CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

AGREEMENT

THIS AGREEMENT (“Agreement”) made as of May 1, 2003, is by and between ROYCE & ASSOCIATES, LLC, a Delaware limited liability company (“Adviser’) and JEFFERSON NATIONAL LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Texas (“JNL”).

W I T N E S S E T H :

WHEREAS, Royce Capital Fund, the investment company listed on Schedule One hereto (“Schedule One”, as the same may be amended from time to time), is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Act”) (each series of such investment company is hereinafter called a “Fund”); and

WHEREAS, each Fund is available as an investment vehicle for certain separate accounts of JNL, established for variable life insurance policies and/or variable annuity contracts offered by ,INL (the “Separate Account,” whether one or more); and

WHEREAS, JNL has entered into a participation agreement dated May 1, 2003 among JNL, Adviser and Royce Capital Fund, (the “Participation Agreement,” as amended from time to time); and

WHEREAS, Adviser provides, among other things, investment advisory and/or administrative services to the Funds; and

WHEREAS, Adviser desires JNL to provide the administrative services specified in the attached Exhibit A (“Administrative Services”), in connection with the ownership of interests of the Separate Account, which, in turn, is the owner of shares of the Funds for the benefit of persons who own contracts supported by investments in the Separate Account, whose interests arc included in the master account (“Master Account”) referred to in paragraph 1, of Exhibit A (“Shareholders”), and JNL is willing and able to provide such Administrative Services on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, each party hereto severally agrees as follows:

1.	JNL agrees to perform the Administrative Services specified in Exhibit A hereto for the benefit of the Shareholders.

2.

JNL represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to the Administrative Services.

3.

JNI, agrees to provide copies of all the historical records relating to transactions between the Funds and Shareholders, and all written communications and other related materials regarding the Fund(s) to or from such Shareholders, as reasonably requested by Adviser or its representatives (which representatives, include, without limitation, its auditors or legal counsel), to enable Adviser or its representatives to monitor and review the Administrative Services performed by JNL, or comply with any request of the board of directors, or trustees in general partners (collectively, the “Directors”) of any Fund, or of a governmental body, self-regulatory organization or Shareholder.

In addition, JNL agrees that it will permit Adviser, the Funds or their representatives, to have reasonable access to its personnel and records in order to facilitate the monitoring of the quality of the Administrative Services.

4.

JNL may, with the consent of Adviser, contract with or establish relationships with other parties for the provision of the Administrative Services or other activities of JNL required by this Agreement, or the Participation Agreement, provided that JNL shall be fully responsible for the acts and omissions of such other parties.

5.	JNL hereby agrees to notify Adviser promptly if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement.

6.

The provisions of the Agreement shall in no way limit the authority of Adviser or the Funds to take such action as any of such parties may deem appropriate or advisable in connection with all matters relating to the operations of any Fund and/or sale of its shares.

7.

In consideration of the performance of the Administrative Services by JNL, Adviser agrees to pay JNL a quarterly fee at an annual rate which shall equal [**]% of the value of the average daily net assets of each Fund maintained in the Master Account for the Shareholders. The foregoing fee will he paid by Adviser to JNL on a calendar quarterly basis, and in this regard, payment of such fee will be made by Adviser to JNL within thirty (30) days following the end of each calendar quarter. The determination of applicable assets shall be made by averaging assets of applicable Funds maintained in the Master Account for the Shareholders, as of the last Business Day (as defined in the Participation Agreement) of each month falling within the applicable calendar quarter.

Notwithstanding anything in this Agreement or the Participation Agreement appearing to the contrary, the payments by Adviser to JNL relate solely to the performance by JNL of the Administrative Services described herein only, and do not constitute payment in any manner for services provided by JNL to JNL policy or contract owners, or to any separate account organized by JNL, or for any investment advisory services, or for costs associated with the distribution of any variable annuity or variable life insurance contracts.

8.

JNL shall indemnify and hold harmless the Funds, Adviser and each of their respective officers, Directors, employees and agents from and against any and all losses, claims, damages, expenses, or liabilities that any one or more of them may incur including without limitation reasonable attorneys’ fees, expenses and costs arising out of or related to the performance or non-performance by JNL of the Administrative Services under this Agreement.

9.

This Agreement may be terminated without penalty at any time by JNL or by Adviser as to one or more of the Funds, upon one hundred and eighty days (180) written notice to the other party. Notwithstanding the foregoing, the provisions of paragraphs 2, 3, 9 and 11 of this Agreement, shall continue in full force and effect after termination of this Agreement.

This Agreement shall not require JNL to preserve any records (in any medium or format) relating to this Agreement beyond the time periods otherwise required by the laws to which JNL or the Funds are subject provided that such records shall be offered to the Funds in the event JNL decides to no longer preserve such records following such time periods.

10.

After the date of any termination of this Agreement in accordance with paragraph 10 of this Agreement, no fee will be due with respect to any amounts first placed in the Master Account for the benefit of Shareholders after the date of such termination. However, notwithstanding any such termination, Adviser will remain obligated to pay JNL the fee specified in paragraph 7 of this Agreement, with respect to the value of each Fund’s average daily net assets maintained in the Master Account as of the date of such termination, for so long as such amounts are held in the Master Account and JNL continues to provide the Administrative Services with respect to such amounts in conformity with this Agreement. This Agreement, or any provisions hereof, shall survive termination to the extent necessary for each party to perform its obligations with respect to amounts for which a fee continues to be due subsequent to such termination.

11.	JNL understands and agrees that the obligations of Adviser under this Agreement arc not binding upon any Fund, upon any of their Board members or upon any shareholder of any of the Funds.

12.

It is understood and agreed that in performing the services under this Agreement JNL, acting in its capacity described herein, shall at no time be acting as an agent for Adviser or the Funds. JNL agrees, and agrees to cause its agents, not to make any representations concerning the Funds except those contained in each Fund’s then-current prospectus; in current sales literature furnished by the Funds or Adviser to JNL; in the then-current prospectus for a variable annuity contract or variable life insurance policy issued by JNL or then-current sales literature with respect to such variable annuity contract or variable life insurance policy, approved by the Adviser.

0.	This Agreement shall be governed by the laws of the State of New York, without giving effect to the principles of conflicts of law of such jurisdiction.

1.

This Agreement, including Exhibit A and Schedule One hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein and supersedes any previous agreements and documents with respect to such matters. The parties agree that Schedule One may be replaced from time to time with a new Schedule One to accurately reflect any changes in the Fund available as investment vehicles under the Participation Agreement.

IN WITNESS HEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Craig A Hawley

Its:	General Counsel

ROYCE & ASSOCIATES, LLC

By:	/s/ John D. Diedrich
John D.Diederich
Chief Operating
Officer

SCHEDULE ONE

Investment Company:	Available Funds:

Royce Capital Fund	Royce Small-Cap Portfolio
Royce Micro-Cap Portfolio

EXHIBIT A

Pursuant to the Agreement by and among the parties hereto, JNL shall perform the following Administrative Services:

1.

Maintain separate records for each Shareholder, which records shall reflect shares purchased and redeemed for the benefit of the Shareholder and share balances held for the benefit of the Shareholder. JNL shall maintain the Master Account with the transfer agent of each Fund on behalf of Shareholders and such Master Account shall be in the name of JNL or its nominee as the record owner of the shares held for such Shareholders.

For each Fund, disburse or credit to Shareholders all proceeds of redemptions of shares of the Fund and all dividends and other distributions not reinvested in shares of the Fund or paid to the Separate Account holding the Shareholders’ interests.

3.

Prepare and transmit to Shareholders periodic account statements showing the total number of shares held for the benefit of the Shareholder as of the statement closing date (converted to interests in the Separate Account), purchases and redemptions of Fund shares for the benefit of the Shareholder during the period covered by the statement, and the dividends and other distributions paid for the benefit of the Shareholder during the statement period (whether paid in cash or reinvested in Fund shares).

4.

Transmit to Shareholders proxy materials and reports and other information received by JNL from any Fund and required to be sent to Shareholders under the federal securities laws and, upon request of any of the Fund’s transfer agent, transmit to Shareholders material Fund communications deemed by the Fund, through its Board of Directors or other similar governing body, to be necessary and proper for receipt for all Fund beneficial shareholders.

5.	Transmit to each Fund’s transfer agent purchase and redemption orders on behalf of Shareholders.

6.

Provide to the Fund, or to the transfer agent for any Fund, or any of the agents designated by any of them, such periodic reports as shall reasonably be concluded to be necessary to enable each Fund to comply with any applicable State Blue Sky requirements.